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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ETF Advisors Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

              153 East 53rd Street, 49th Floor, New York, NY 10022


Telephone Number (including area code): 212-303-4368



Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle with copies to Laurence R. Herman, Esq., ETF Advisors Trust, 153 East 53rd Street, 49th Floor, New York, NY 10022 and Thomas S. Harman, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, N.W., Washington, D.C. 20004.


Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes    [ ] No

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                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Fort Wayne, and state of Indiana on the 6th day of 2002.


                                            ETF ADVISORS TRUST

                                            By: /s/ Donald A. Sherman
                                                --------------------------
                                                Donald A. Sherman
                                                Initial Trustee